1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date January 24, 2017	By /s/ Jin Qingbin
	Name:	Jin Qingbin
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE

TWENTY-EIGHTH MEETING OF THE SIXTH SESSION OF THE

BOARD OF DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

I.	MEETING OF THE BOARD

Notice of the twenty-eighth meeting of the sixth session of the board (the “Board”) of directors of Yanzhou Coal Mining Company Limited (the “Company” or “Yanzhou Coal”) was dispatched on 20 January 2017 by way of written notices or e-mails. The meeting was held by way of voting by correspondence on 24 January 2017 at the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”). Eleven directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the relevant laws, administrative regulations, department rules, regulatory documents and the articles of association of the Company (the “Articles of Association”).

II.	PROPOSALS AT THE BOARD MEETING

(1)	To approve the “Proposal in relation to acquisition of Coal & Allied Industries Limited by Yancoal Australia Limited”

(For: 11; Against: 0; Abstain: 0)

1. To approve that Yancoal Australia Limited (“Yancoal Australia”) acquires 100% of the total issued share capital of Coal & Allied Industries Limited (the “Acquisition”) at the purchase price (the “Purchase Price”) as agreed in the Sale and Purchase Agreement (the “SPA”). The value of the Purchase Price for the Acquisition varies upon the payment structure elected by Yancoal Australia. If Yancoal Australia elects to pay the single payment purchase price within one month after signing the SPA, the Purchase Price for the Acquisition will be US$2.35 billion. Alternatively, if Yancoal Australia elects to pay by instalments after the completion date, the Purchase Price for the Acquisition will be US$2.45 billion. Yancoal Australia will pay US$1.95 billion upon completion plus five deferred payments of US$100 million each payable on the first, second, third, fourth and fifth anniversary of the completion date;

2. To approve signing of the SPA, the Transitional Services Agreement, the Coal Supply and Transportation Agreement, the Royalty Deeds and the Bee Creek Contract and other relevant documents;

3. To approve that Yancoal Australia completes the Acquisition through rights issue (the “YAL Rights Issue”) for capital-raising purpose; To approve that the Company subscribe for not exceeding US$1 billion of its entitlement in YAL Rights Issue and the actual amount of subscription and the subscription price may subject to appropriate adjustments after comprehensive consideration of the Company’s financial situation, the capital required for the Acquisition, the market conditions and other relevant factors;

4. To approve Yancoal Australia to undergo debt restructuring and the Company to perform the necessary approval procedures in accordance with the debt restructuring arrangements;

5. To approve the proposal of a resolution at the general meeting to authorize the Board and its authorized representatives for handling above matters, including but not limited to:

1)	To amend and sign the relevant agreements and documents provided that there will be no substantive change;

2)	To handle the relevant approval, registration or filing procedures;

3)	To decide the concrete price of subscribing Yancoal Australia’s shares, to handle the relevant subscription procedures and to sign the relevant agreements and documents; and

4)	To decide Yancoal Australia debt restructuring matter.

6. To propose the resolution at the general meeting for approval.

For details, please refer to the announcement of the Company in relation to the acquisition of shares by the Company’s overseas subsidiary dated 14 January 2017, which was published on the websites of The Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the Company and/or China Securities Journal and Shanghai Securities News.

(2)	To approve the “Proposal in relation to proposed appointment of overseas auditor and its remuneration arrangement”

(For: 11; Against: 0; Abstain: 0)

After considering the factors of time cost and internal resources, Grant Thornton Hong Kong Limited tendered its resignation as the overseas auditor for the Company’s business in Hong Kong on 23 January 2017 with immediate effect. Grant Thornton (Special General Partnership) will continue to act as the overseas auditor for the Company’s business in the US. Grant Thornton Hong Kong Limited has confirmed in writing that there were no matters relating to its resignation that needs to be brought to the attention of the holders of the securities and creditors of the Company. The Board has confirmed that there is no disagreement between Grant Thornton Hong Kong Limited and the Company.

1. To approve the proposal of a resolution at the general meeting regarding the appointment of ShineWing (HK) CPA Limited as the overseas auditor for the Company’s business in Hong Kong, with a term commencing from the date of conclusion of the 2017 first extraordinary general meeting till the conclusion of the 2016 annual general meeting of the Company.

2. To approve the proposal of a resolution at the general meeting regarding the adjustment on the auditing fees for the overseas business to RMB8.60 million, with RMB1.60 million for the auditing fees of ShineWing (HK) CPA Limited to act as the overseas auditor for the Company’s business in Hong Kong, and RMB7.00 million for the auditing fees of Grant Thornton (Special General Partnership) to act as the overseas auditor for the Company’s business in the US. The Company shall be responsible for the auditors’ accommodation expenses incurred during the course of work but shall not be responsible for the travel expenses and other expenses.

The independent Directors expressed independent opinions on this matter.

(3)	To approve the “Proposal in relation to the delisting and deregistration of the Company’s American Depositary Shares”

(For: 11; Against: 0; Abstain: 0)

1. To approve that the Company hereby elects to, and shall, delist the American Depositary Shares (“ADS”) representing the Company’s H Ordinary Shares (“H Shares”) from the New York Stock Exchange (“NYSE”) and, effective upon such delisting, shall terminate the registration of the ADSs representing the H Shares under the US Securities Exchange Act of 1934, as amended (the “1934 Act”).

2. To approve that the Company elects to, and shall quote ADSs in an appropriate trading platform for the unlisted trading of the ADSs representing the H Shares in the United States over-the-counter (“OTC”) market.

3. To approve that the Board hereby to authorizes Mr. Zhao Qingchun, a director of the Company, to take and to cause to be taken all such steps and actions, and to execute, deliver and file and cause to be executed, delivered and filed all such notices, reports, certifications and other instruments and documents, and may be necessary or desirable in connection with such delisting and deregistration including, without limitation, the following:

1)	the preparation, execution and delivery of a notice to the NYSE (the “NYSE Notice”), accompanied by a copy of these resolutions, certified by the Secretary of the Board of Directors of the Company; the preparation, execution and filing with the US Securities and Exchange Commission (“SEC”) of Form 25, Form 15 and any other related legal documents and the delivery of a copy of Form 25 to the NYSE;

2)	the preparation, issuance and dissemination of a press release (the “Press Release”) in connection with the matter, and the filing such Press Release with the SEC under cover of Form 6-K;

3)	the negotiation, preparation, execution and delivery of one or more amendments to the Deposit Agreement between the Company and the depositary bank, and the preparation, execution, and filing with the SEC of one or more amendments to the Registration Statement on Form F-6 for the ADSs representing the H Shares;

4)	the investigation and selection of an appropriate trading platform for the unlisted trading of the ADSs representing the H Shares in the United States OTC market, and the execution and delivery of such applications, certifications and other instruments and documents as may be necessary or desirable to include the ADSs traded on such platform, including such agreements, instruments and other documents as may be necessary to engage the services of a bank, securities broker-dealer or other eligible firm to sponsor the inclusion of the ADSs traded on such OTC trading platform;

5)	making such modifications and revisions as he shall determine, in his discretion, to be in the best interest of the Company, to the documents mentioned above, including the Press Release, NYSE Notice, Form 25 and/or Form 15; and

6)	execution, delivery and being required to file, all such additional agreements, requests, certificates, reports or orders and documents in connection with the matters, and to take all such actions or instructed others to take actions necessary to carry out for the purpose and intent of these resolutions and the action contemplated by the foregoing resolutions be, and all such actions hereby are, confirmed, ratified and adopted as the act of the Company.

(4)	To approve the “Proposal in relation to convening the 2017 first extraordinary general meeting, the first class meeting of the holders of A shares and the first class meeting of the holders of H shares of the Company”

(For: 11; Against: 0; Abstain: 0)

1. To decide the 2017 first extraordinary general meeting, the first class meeting of the holders of A shares and the first class meeting of the holders of H shares of the Company to be held at the headquarter of the Company at Zoucheng, Shandong Province, the PRC on 10 March 2017 (the “Shareholders Meetings”);

2. To authorize one Director to confirm the specific matters related to the Shareholders Meetings according to the work progress, including but not limited to the despatch of notices and circular of the Shareholders Meetings, etc.

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

24 January 2017

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Jin Qingbin, Company Secretary

Tel: +86 537 538 2319

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC